EXHIBIT 99.1

Evaxion to present new preclinical data for cytomegalovirus vaccine candidate EVX-V1 at the International Herpesvirus Workshop

  New preclinical data will guide antigen selection for a broadly protective cytomegalovirus vaccine candidate
  Poster presentation on July 12, 2026, at the International Herpesvirus Workshop 2026 taking place in Montreal, Canada

COPENHAGEN, Denmark, July 1, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, will present new preclinical data for vaccine candidate EVX-V1 in a poster session at the International Herpesvirus Workshop (IHW) 2026 taking place in Montreal, Canada, July 11-15, 2026.

EVX-V1 is a next-generation, multi-component cytomegalovirus (CMV) vaccine candidate combining novel AI-discovered antigens with AI-optimized versions of established CMV vaccine antigens.

The new preclinical data will guide final antigen selection for a broadly protective CMV vaccine candidate as we progress the program according to plan.

Presentations details:
Abstract title: AI-driven multi-antigen vaccine design to address cytomegalovirus infection, latency, and immune evasion
Poster#: P2.63
Session: Poster session 01
Location: Mont-Royal I/II, Centre Mont-Royal
Date/Time: July 12, 2026, at 9:30-11:30am ET/15:30-17:30 CET
Presenter: Gry Persson, Senior Project Manager at Evaxion

About EVX-V1
EVX-V1 is a next-generation, multi-component cytomegalovirus (CMV) vaccine candidate combining novel AI-discovered antigens with AI-optimized versions of established CMV vaccine antigens. Through this combination, EVX-V1 attacks the virus from multiple, complementary angles. This broader multi-targeted strategy is expected to strengthen the protective potential of the vaccine.

With our AI-Immunology™ platform, we have uncovered novel antigens that are entirely new to the CMV vaccine research field. These previously unexplored CMV-antigens induce specific immune responses, inhibit viral infection and reduce cell-to-cell spread in cellular and animal viral infection models.

EVX-V1 is a combination of these antigens with our proprietary AI-optimized pre-fusion glycoprotein B (gB) antigen which has demonstrated superior performance compared to the traditional gB antigen, including enhanced CMV neutralization.

About CMV
About 1 in 200 babies is born with congenital CMV infection. About 1 in 5 babies with the infection will have congenital disabilities or other long-term health problems. CMV infects approximately 60% to 70% of adults in developed countries and nearly 100% in developing economies, driving demand for CMV treatment. Despite decades of research, no CMV vaccine has been approved to date.

CMV treatment market size was valued at $474.6 million in 2023 and is anticipated to register an annual growth (CAGR) of 6.6% between 2024 and 2032. This growth is propelled by increasing awareness and prevalence of CMV infection and the development of new and effective treatments.

CMV is the most complex of all herpes viruses and is a widespread infection transmitted in body fluids. Once infected, the virus stays for life. People with weakened immune systems, including organ transplant patients, can develop severe symptoms affecting, for example, eyes, lungs, and liver, and congenitally infected babies may suffer from intellectual disability and loss of vision and hearing.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.